Exhibit 99.1

Qfin Holdings Announces First Quarter 2026 Unaudited Financial Results

Shanghai, China, May 26, 2026, Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Business Highlights

•	As of March 31, 2026, our platform has connected 167 financial institutional partners and 297.5 million consumers*1 with potential credit needs, cumulatively, an increase of 11.0% from 268.2 million a year ago.
•	Cumulative users with approved credit lines*2 were 64.8 million as of March 31, 2026, an increase of 10.9% from 58.4 million as of March 31, 2025.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 39.5 million as of March 31, 2026, an increase of 11.0% from 35.5 million as of March 31, 2025.
•	In the first quarter of 2026, financial institutional partners originated 12,925,120 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 was RMB65,034 million, a decrease of 26.8% from RMB88,883 million in the same period of 2025. RMB31,417 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, a decrease of 28.3% from RMB43,811 million in the same period of 2025.
•	Total outstanding loan balance*6 was RMB114,387 million as of March 31, 2026, a decrease of 18.5% from RMB140,273 million as of March 31, 2025. RMB55,664 million of such loan balance was under capital-light model, “ICE” and total technology solutions, a decrease of 29.3% from RMB78,681 million as of March 31, 2025.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2026 was approximately 11.3 months, compared with 10.2 months in the same period of 2025.
•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 3.50% as of March 31, 2026.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the first quarter of 2026 was 86.8%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 774,739 loans across “V-pocket”, and 12,150,381 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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First Quarter 2026 Financial Highlights

•	Total net revenue was RMB3,909.3 million (US$566.7 million), compared to RMB4,092.7 million in the prior quarter.
•	Net income was RMB879.8 million (US$127.5 million), compared to RMB1,016.1 million in the prior quarter.
•	Non-GAAP*9 net income was RMB945.9 million (US$137.1 million), compared to RMB1,070.6 million in the prior quarter.
•	Net income per fully diluted American depositary share (“ADS”) was RMB7.16 (US$1.04), compared to RMB7.82 in the prior quarter.
•	Non-GAAP net income per fully diluted ADS was RMB7.70 (US$1.12), compared to RMB8.23 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributed to the Company, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, commented, “In the first quarter, the industry continued to undergo deep adjustments while regulations tightened further. Yet we withstood the pressure. Through proactive efforts to tighten our credit standards, optimize our loan portfolio, and streamline operations, we demonstrated strong resilience, achieving improved risk performance and other operational metrics. More importantly, as we expand our user base to serve more high-quality customers, we are building a more sustainable business model capable of navigating cycles.

Looking ahead, near-term uncertainties are likely to persist, and industry participants continue to adjust operations to reflect the changing regulatory environment. However, as the industry landscape reshapes, we believe the entire ecosystem of the consumer finance market will become healthier and more efficient, which should be more conducive to our long-term development.

As always, grounded in our fundamental belief in AI, we are committed to transforming the company into an AI-native organization. The leverage effect of AI is redefining our productivity ceiling, and this advantage compounds over time.

As we continue to solidify our domestic loan facilitation business, we remain committed to gradually expand our footprint globally. We are acquiring necessary credentials and making meaningful investments in a few overseas markets. We have started pilot operations in some markets, albeit at small scale. While the initial contribution from overseas business is limited, we believe in its long-term potential and strategic value.”

“Against the backdrop of regulatory tightening, we remained focused on the quality of our business and delivered a solid quarter, underpinned by improved risk performance and operational efficiency. In the first quarter, total net revenue reached RMB3.91 billion, with Non-GAAP net income of RMB945.9 million,” Mr. Alex Xu, Chief Financial Officer, commented. “We generated RMB2.1 billion in cash from operations, while further strengthening our balance sheet through the repurchase of convertible notes. Total cash*10 and short-term investment stood at approximately RMB10.8 billion at the end of the first quarter. Our strong financial position enables us to thrive in this particularly challenging market environment, execute our global expansion roadmap, and return value to shareholders.”

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Mr. Yan Zheng, Chief Risk Officer, added, “As we continued to maintain stricter credit standards and the legacy loan portfolio gradually phased out, our asset quality steadily improved in the first quarter and remained stable in recent months. Among key leading indicators, Day-1 delinquency rate*11 was 5.7% in the first quarter, and 30-day collection rate*12 was 85.8%. Given the continuously changing regulatory environment and market dynamic, we will remain vigilant to maintain a tight control of our portfolio quality and strive to position ourselves to be more resilient to potential challenges.”

10 Including “Cash and cash equivalents”, “Restricted cash” and “Security deposit prepaid to third-party guarantee companies”.

11 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

12 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

First Quarter 2026 Financial Results

Total net revenue was RMB3,909.3 million (US$566.7 million), compared to RMB4,690.7 million in the same period of 2025, and RMB4,092.7 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,957.4 million (US$428.7 million), compared to RMB3,110.9 million in the same period of 2025, and RMB3,432.2 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB136.2 million (US$19.7 million), compared to RMB429.8 million in the same period of 2025 and RMB200.3 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-heavy loan facilitation volume.

Financing income*13 was RMB2,021.6 million (US$293.1 million), compared to RMB1,817.2 million in the same period of 2025 and RMB2,206.3 million in the prior quarter. The year-over-year increase was primarily due to the growth in the average outstanding balance of on-balance-sheet loans, partially offset by lower interest rates. The sequential decrease was mainly driven by the decline in interest rates on on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB752.6 million (US$109.1 million), compared to RMB778.2 million in the same period of 2025, and RMB916.6 million in the prior quarter. The sequential decrease was mainly due to the decrease in average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB47.0 million (US$6.8 million), compared to RMB85.6 million in the same period of 2025, and RMB109.0 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decline in the late payment fees under the credit driven services.

Net revenue from Platform Services was RMB951.9 million (US$138.0 million), compared to RMB1,579.8 million in the same period of 2025 and RMB660.5 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB211.1 million (US$30.6 million), compared to RMB373.7 million in the same period of 2025 and RMB198.9 million in the prior quarter. The year-over-year decrease was primarily due to the decline in the average outstanding balance of capital-light loans. The sequential increase was mainly due to a higher capital-light loan facilitation volume.

Referral services fees were RMB475.7 million (US$69.0 million), compared to RMB1,004.6 million in the same period of 2025 and RMB99.7 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in loan facilitation volume through ICE. The sequential increase was primarily due to the improved take rate under ICE.

Other services fees were RMB265.2 million (US$38.4 million), compared to RMB201.5 million in the same period of 2025 and RMB361.9 million in the prior quarter. The year-over-year and sequential changes reflected the changes in other value-added services under platform services.

Total operating costs and expenses were RMB2,930.5 million (US$424.8 million), compared to RMB2,716.0 million in the same period of 2025 and RMB3,225.3 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB817.3 million (US$118.5 million), compared to RMB714.5 million in the same period of 2025 and RMB745.8 million in the prior quarter. The year-over-year increase was primarily due to higher collection fees.

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Funding costs were RMB128.3 million (US$18.6 million), compared to RMB122.7 million in the same period of 2025 and RMB141.4 million in the prior quarter. The year-over-year increase was mainly due to increased funding from ABS, partially offset by lower average ABS issuance costs. The sequential decrease was primarily due to the decrease in funding from ABS.

Sales and marketing expenses were RMB455.9 million (US$66.1 million), compared to RMB591.5 million in the same period of 2025 and RMB550.6 million in the prior quarter. The year-over-year and sequential decreases were primarily due to our prudent approach to overall customer acquisition under the rapidly-changing market environment.

General and administrative expenses were RMB158.6 million (US$23.0 million), compared to RMB196.5 million in the same period of 2025 and RMB142.8 million in the prior quarter. The year-over-year decrease was mainly due to decrease in share-based compensations.

Provision for loans receivable was RMB1,234.7 million (US$179.0 million), compared to RMB823.2 million in the same period of 2025 and RMB1,190.3 million in the prior quarter. The year-over-year increase reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile, partially offset by the decline in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB21.0 million (US$3.0 million), compared to RMB39.9 million in the same period of 2025 and RMB46.5 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB20.4 million (US$3.0 million), compared to RMB68.4 million in the same period of 2025 and RMB70.3 million in the prior quarter. The year-over-year and sequential decreases were primarily due to decline in the loan facilitation volume of off-balance sheet loans.

Provision for contingent liabilities was RMB94.4 million (US$13.7 million), compared to RMB159.3 million in the same period of 2025 and RMB337.7 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB978.9 million (US$141.9 million), compared to RMB1,974.7 million in the same period of 2025 and RMB867.4 million in the prior quarter.

Non-GAAP income from operations was RMB1,045.0 million (US$151.5 million), compared to RMB2,104.3 million in the same period of 2025 and RMB921.9 million in the prior quarter.

Operating margin was 25.0%. Non-GAAP operating margin was 26.7%.

Income before income tax expense was RMB1,140.5 million (US$165.3 million), compared to RMB2,220.2 million in the same period of 2025 and RMB1,152.6 million in the prior quarter.

Income taxes expense was RMB260.7 million (US$37.8 million), compared to RMB423.6 million in the same period of 2025 and RMB136.5 million in the prior quarter.

Net income was RMB879.8 million (US$127.5 million), compared to RMB1,796.6 million in the same period of 2025 and RMB1,016.1 million in the prior quarter.

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Non-GAAP net income was RMB945.9 million (US$137.1 million), compared to RMB1,926.2 million in the same period of 2025 and RMB1,070.6 million in the prior quarter.

Net income margin was 22.5%. Non-GAAP net income margin was 24.2%.

Net income attributed to the Company was RMB883.3 million (US$128.1 million), compared to RMB1,800.2 million in the same period of 2025 and RMB1,019.5 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB949.4 million (US$137.6 million), compared to RMB1,929.8 million in the same period of 2025 and RMB1,074.0 million in the prior quarter.

Net income per fully diluted ADS was RMB7.16 (US$1.04).

Non-GAAP net income per fully diluted ADS was RMB7.70 (US$1.12).

Weighted average basic ADS used in calculating GAAP net income per ADS was 121.74 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 123.23 million.

Ordinary shares outstanding as of March 31, 2026 was 243,503,768.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

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30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Update on Convertible Senior Notes

On March 27, 2025, the Company completed the offering of convertible senior notes in an aggregate principal amount of US$690 million due 2030 (the “2030 Notes”) to certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Notes are general unsecured obligations of the Company and bear interest at a rate of 0.50% per annum, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025.

As of May 26, 2026, the Company had repurchased approximately US$577 million in aggregate principal amount of the 2030 Notes for US$502 million in cash on the open market and in off-market privately negotiated transactions. Approximately US$113 million in aggregate principal amount of the 2030 Notes remained outstanding. The repurchase of the 2030 Notes is expected to enable the Company to reduce its long-term debt obligations and strengthen its balance sheet.

Business Outlook

As macro environment uncertainties and regulatory pressure persist, the Company intends to continue to take a prudent approach in its business planning. As such, for the second quarter of 2026, the Company expects to generate a net income between RMB830 million and RMB910 million and a non-GAAP net income*14 between RMB900 million and RMB980 million, representing a year-on-year decline between 47% and 51%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

14 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qfin Holdings’ management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, May 26, 2026 (8:30 AM Beijing Time on Wednesday, May 27, 2026).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10054802-3gxqu7.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qfin.com.

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About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qfin.com.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,696,817	5,668,317	821,733
Restricted cash	2,844,101	3,936,561	570,682
Short term investments	2,852,254	879,289	127,470
Security deposit prepaid to third-party guarantee companies	325,698	301,909	43,768
Funds receivable from third party payment service providers	848,163	103,681	15,031
Accounts receivable and contract assets, net	950,267	702,643	101,862
Financial assets receivable, net	1,510,205	1,138,334	165,024
Loans receivable, net	34,680,954	30,819,314	4,467,862
Prepaid expenses and other assets	772,999	1,269,069	183,976
Total current assets	49,481,458	44,819,117	6,497,408
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	21,992	21,000	3,044
Financial assets receivable, net-noncurrent	209,459	127,294	18,454
Loans receivable, net-noncurrent	4,002,159	5,879,567	852,358
Property and equipment, net	636,994	647,935	93,931
Land use rights, net	966,582	961,232	139,349
Intangible assets	10,670	10,298	1,493
Goodwill	45,200	45,184	6,550
Deferred tax assets	1,379,933	1,344,528	194,916
Other non-current assets	195,348	274,199	39,751
Total non-current assets	7,468,337	9,311,237	1,349,846
TOTAL ASSETS	56,949,795	54,130,354	7,847,254

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	9,922,559	11,127,787	1,613,190
Accrued expenses and other current liabilities	2,935,726	3,540,737	513,299
Short term loans	1,202,891	624,000	90,461
Convertible senior notes-current	1,019,130	792,532	114,893
Guarantee liabilities-stand ready	2,314,865	1,815,677	263,218
Guarantee liabilities-contingent	1,872,149	1,350,205	195,739
Income tax payable	1,083,176	958,919	139,014
Other tax payable	9,333	-	-
Total current liabilities	20,359,829	20,209,857	2,929,814
Non-current liabilities:
Deferred tax liabilities	320,149	367,660	53,300
Payable to investors of the consolidated trusts-noncurrent	9,930,000	7,724,000	1,119,745
Convertible senior notes	1,583,213	772,002	111,917
Other long-term liabilities	599,561	660,567	95,762
Total non-current liabilities	12,432,923	9,524,229	1,380,724
TOTAL LIABILITIES	32,792,752	29,734,086	4,310,538
TOTAL QFIN HOLDINGS, INC EQUITY	24,114,915	24,357,655	3,531,118
Noncontrolling interests	42,128	38,613	5,598
TOTAL EQUITY	24,157,043	24,396,268	3,536,716
TOTAL LIABILITIES AND EQUITY	56,949,795	54,130,354	7,847,254

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Credit driven services	3,110,866	2,957,409	428,735
Loan facilitation and servicing fees-capital heavy	429,775	136,220	19,748
Financing income	1,817,221	2,021,611	293,072
Revenue from releasing of guarantee liabilities	778,222	752,598	109,104
Other services fees	85,648	46,980	6,811
Platform services	1,579,831	951,923	138,000
Loan facilitation and servicing fees-capital light	373,709	211,101	30,603
Referral services fees	1,004,622	475,669	68,958
Other services fees	201,500	265,153	38,439
Total net revenue	4,690,697	3,909,332	566,735
Facilitation, origination and servicing	714,492	817,266	118,479
Funding costs	122,657	128,301	18,600
Sales and marketing	591,495	455,923	66,095
General and administrative	196,482	158,648	22,999
Provision for loans receivable	823,187	1,234,664	178,989
Provision for financial assets receivable	39,863	20,954	3,038
Provision for accounts receivable and contract assets	68,445	20,362	2,952
Provision for contingent liabilities	159,343	94,352	13,678
Total operating costs and expenses	2,715,964	2,930,470	424,830
Income from operations	1,974,733	978,862	141,905
Interest income, net	67,774	33,985	4,927
Foreign exchange gain	2,123	8,387	1,216
Fair value change of derivatives	-	(44,967)	(6,519)
Gain on debt extinguishment	-	114,850	16,650
Other income, net	175,600	49,409	7,163
Income before income tax expense	2,220,230	1,140,526	165,342
Income taxes expense	(423,631)	(260,717)	(37,796)
Net income	1,796,599	879,809	127,546
Net loss attributable to noncontrolling interests	3,576	3,515	510
Net income attributable to ordinary shareholders of the Company	1,800,175	883,324	128,056
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	6.41	3.63	0.53
Diluted	6.31	3.58	0.52

Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	12.82	7.26	1.06
Diluted	12.62	7.16	1.04

Weighted average shares used in calculating net income per ordinary share
Basic	280,958,513	243,488,750	243,488,750
Diluted	285,237,588	246,466,788	246,466,788

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net cash provided by operating activities	2,805,685	2,097,370	304,055
Net cash (used in) provided by investing activities	(3,240,186)	2,407,241	348,977
Net cash provided by (used in) financing activities	5,449,071	(2,428,600)	(352,073)
Effect of foreign exchange rate changes	(5,121)	(12,051)	(1,748)
Net increase in cash and cash equivalents	5,009,449	2,063,960	299,211
Cash, cash equivalents, and restricted cash, beginning of period	6,805,800	7,540,918	1,093,204
Cash, cash equivalents, and restricted cash, end of period	11,815,249	9,604,878	1,392,415

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net income	1,796,599	879,809	127,546
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(15,362)	(33,836)	(4,905)
Other comprehensive loss	(15,362)	(33,836)	(4,905)
Total comprehensive income	1,781,237	845,973	122,641
Comprehensive loss attributable to noncontrolling interests	3,576	3,515	510
Comprehensive income attributable to ordinary shareholders	1,784,813	849,488	123,151

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,796,599	879,809	127,546
Add: Share-based compensation expenses	129,614	66,093	9,581
Non-GAAP net income	1,926,213	945,902	137,127
GAAP net income margin	38.3%	22.5%
Non-GAAP net income margin	41.1%	24.2%

Net income attributable to shareholders of Qfin Holdings, Inc.	1,800,175	883,324	128,056
Add: Share-based compensation expenses	129,614	66,093	9,581
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	1,929,789	949,417	137,637
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	142,618,794	123,233,394	123,233,394
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	12.62	7.16	1.04
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	13.53	7.70	1.12

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,974,733	978,862	141,905
Add: Share-based compensation expenses	129,614	66,093	9,581
Non-GAAP Income from operations	2,104,347	1,044,955	151,486
GAAP operating margin	42.1%	25.0%
Non-GAAP operating margin	44.9%	26.7%

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